Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 17
DATED FEBRUARY 27, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 17 supplements certain information contained in our prospectus dated August 31, 2005 as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 14 dated January 25, 2006, Supplement No. 15 dated February 2, 2006 and Supplement No. 16 dated February 15, 2006.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “Business and Policies” and “Plan of Distribution” as described below.  You should read this Supplement No. 17 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Annual Stockholders’ Meeting

The 2006 annual meeting of stockholders will be held on April 21, 2006.  Additional meeting details and the procedures for admission will be included in the Company’s 2006 annual meeting proxy statement, which the Company expects to begin mailing on or about March 13, 2006.  Stockholders of record as of the close of business on February 22, 2006 are entitled to receive notice of, and vote at, the annual meeting.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading “Business and Policies,” which begins on page 107 of the prospectus. A new subsection titled “Description of Real Estate Assets” has been added by Supplement No. 13 after the discussion of “Other Policies,” which ends on page 114 of the prospectus.

Description of Real Estate Assets

Property Transactions

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, has identified the following property as a probable acquisition:

Southgate Apartments, Louisville, Kentucky

MB REIT anticipates purchasing a fee simple interest in an existing apartment complex known as Southgate Apartments located on approximately 14.4 acres of land. The property has eleven three-story apartment buildings containing 256 apartment units and 33 garage spaces in the aggregate. There are 116 one-bedroom units and 140 two-bedroom units. Some of the units are two levels with a loft area.  The apartment complex is located at 10960 Southgate Manor Drive in Louisville, Kentucky.  This property is located in the metropolitan Louisville market and South Central submarket.  There are at least five comparable apartment rental properties in the submarket that might compete with this property.

MB REIT anticipates purchasing this property from an unaffiliated third party, Southgate Group, LLC for an aggregate purchase price of approximately $19.5 million. MB REIT anticipates purchasing this property for cash but may later borrow monies using this property as collateral.

If this property is acquired, MB REIT does not intend to make significant repairs or improvements over the next few years. Also, MB REIT is of the opinion that the property will be adequately covered by insurance.

No tenant occupies ten percent or more of the rentable square footage.  Because the property contains apartments, no principal business, occupation or profession being carried on in, or from, the building is apparent.

Real estate taxes paid for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $134,300.  The real estate taxes paid were calculated by multiplying the assessed value of Southgate Apartments by a tax rate of 9.84%.

For federal income tax purposes, the depreciable basis in this property will be approximately $14.6 million.  MB REIT calculates depreciation expense for tax purposes by using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 27.5 and 20 years, respectively.

Southgate Apartments was built in 2001.  As of February 1, 2006, based on information provided by the seller, which has not been verified by MB REIT, this property was ninety-seven (97%) occupied, with approximately 247 units leased. Based on information provided by the seller, which has not been verified by MB REIT, with the exception of eight leases that expire during 2007, all leases expire during 2006.  The following table sets forth the expected schedule of lease expirations, based on information provided by the seller, which has not been verified by MB REIT.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2006	239	208,901	2,008,260	96.74%	2,075,988	$9.61
2007	8	7,370	67,728	100%	67,728	$9.19

Loan Transactions

Monadnock Marketplace; Keene, New Hampshire

On February 27, 2006, a subsidiary of MB REIT, MB Keene Monadnock LLC (referred to herein as MBKM), entered into loan documents as the borrower of approximately $26.8 million from Principal Commercial Funding, LLC (referred to herein as PCF).  MBKM’s obligations are secured by a first priority mortgage on the property commonly known as the Monadnock Marketplace located at 20 Ashbrook Road in Keene, New Hampshire.  MBKM also granted a security interest to PCF in, among other things, certain tangible and intangible personal property interests of MBKM related to the property.  The Monadnock Marketplace property was purchased by MB REIT on January 4, 2006.

The loan bears interest at the rates of 4.88% per annum for the first two years, 5.10% for the next two years, 5.30% for the fifth year and 5.45% through maturity.  MBKM is required to make interest-only payments on a monthly basis of approximately $108,925 beginning on April 1, 2006, $113,836 beginning on April 1, 2008, $118,300 beginning on April 1, 2010 and $121,648 beginning on April 1, 2011 until the loan matures on March 1, 2013, respectively.  The unpaid principal balance and all accrued unpaid interest thereon (if not sooner paid) and other indebtedness are due at maturity.  MBKM may, in certain circumstances, prepay the unpaid principal balance of the loan, in whole but not in part, along with all other indebtedness and a prepayment premium beginning the earlier of: (i) one year after PCF securitizes the loan or (ii) two years after the date of the first full debt service payment.  PCF is not required to securitize the loan.

The loan documents contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violation of covenant prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events. If an event of default occurs under the loan, then, subject to the customary cure rights granted to MBKM, PCF may declare the entire outstanding balance of the loan, including all accrued and unpaid interest, any prepayment premium and late charges and other amounts, to be immediately due and payable.

MBKM has also agreed to indemnify PCF against losses suffered by PCF arising from the presence or release of hazardous substances, among other things, on the property.  MB REIT has agreed to guaranty the obligations of MBKM under the loan documents, including the environmental indemnity given by MBKM.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of February 24, 2006.

	Shares	Gross proceeds ($) (1)	Commissions and fees ($) (2)	Net proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	21,496,912	214,969,120	22,571,758	192,397,362

	21,516,912	215,169,120	22,571,758	192,597,362

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.